Exhibit 99.3

NuCana Reports Second Quarter 2024 Financial Results and Provides Business Update

Key Data Readouts on Track for All Programs in 2024

Anticipated Cash Runway into Q1 2025

Edinburgh, United Kingdom, August 15, 2024 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2024 and provided an update on its broad clinical development program with its transformative ProTide therapeutics.

As of June 30, 2024, NuCana had cash and cash equivalents of £11.6 million compared to £12.9 million as of March 31, 2024 and £17.2 million at December 31, 2023. NuCana continues to advance its numerous clinical programs and reported a net loss of £7.0 million for the quarter ended June 30, 2024, as compared to a net loss of £5.4 million for the quarter ended June 30, 2023. Basic and diluted loss per ordinary share was £0.12 for the quarter ended June 30, 2024, as compared to £0.10 per ordinary share for the comparable quarter ended June 30, 2023.

“During the first half of the year, we remained focused on the execution of our clinical programs, all of which are on track for data updates this year,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “NUC-3373, a ProTide transformation of 5-FU, is currently being evaluated in three clinical studies: NuTide:323, a randomized, 182-patient Phase 2 study for the second-line treatment of patients with metastatic colorectal cancer; NuTide:302, a Phase 1/2 study in patients with metastatic colorectal cancer; and NuTide:303, a Phase 1b/2 study in patients with solid tumors and lung cancer. We are pleased to report that all three studies are progressing as planned, and we look forward to sharing data updates in the second half of 2024.”

Mr. Griffith continued: “In addition, NUC-7738, a ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine, is being assessed in the Phase 2 part of the ongoing Phase 1/2 NuTide:701 study in PD-1 inhibitor-resistant melanoma patients. Following a positive data update at the American Association for Cancer Research (AACR) Annual Meeting earlier this year, we plan to announce additional data at the upcoming European Society for Medical Oncology (ESMO) Congress 2024, being held September 13-17 in Barcelona, Spain.”

Mr. Griffith concluded, “Our commitment to improving treatment outcomes for patients with cancer is what drives us to advance our development programs. We expect to announce numerous important data readouts in the second half of this year and look forward to providing updates on our progress.”

2024 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2024, NuCana expects to:

•

Announce data from the randomized Phase 2 (NuTide:323) study of NUFIRI + bevacizumab compared to the standard of care FOLFIRI + bevacizumab for the second-line treatment of patients with metastatic colorectal cancer;

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUFIRI + bevacizumab and NUFOX + bevacizumab for the second-line treatment of patients with metastatic colorectal cancer; and

•	Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2024, NuCana expects to:

•	Announce data from the Phase 2 part of the Phase 1/2 study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 study (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with metastatic colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into Q1 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023	2024	2023
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(6,769)	(3,959)	(13,552)	(10,764)
Administrative expenses	(1,509)	(1,754)	(3,090)	(3,402)
Net foreign exchange (losses) gains	(74)	(564)	21	(1,259)

Operating loss	(8,352)	(6,277)	(16,621)	(15,425)
Finance income	85	178	211	465

Loss before tax	(8,267)	(6,099)	(16,410)	(14,960)
Income tax credit	1,272	685	2,577	1,679

Loss for the period	(6,995)	(5,414)	(13,833)	(13,281)

Basic and diluted loss per ordinary share	(0.12)	(0.10)	(0.25)	(0.25)

Unaudited Condensed Consolidated Statements of Financial Position As At

	June 30, 2024	December 31, 2023
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,214	2,128
Property, plant and equipment	343	521
Deferred tax asset	168	143

	2,725	2,792
Current assets
Prepayments, accrued income and other receivables	2,044	2,671
Current income tax receivable	3,662	5,123
Cash and cash equivalents	11,639	17,225

	17,345	25,019

Total assets	20,070	27,811

Equity and liabilities
Capital and reserves
Share capital and share premium	144,870	143,420
Other reserves	78,373	79,173
Accumulated deficit	(219,443)	(207,706)

Total equity attributable to equity holders of the Company	3,800	14,887

Non-current liabilities
Provisions	58	58
Lease liabilities	154	190

	212	248
Current liabilities
Trade payables	6,108	3,375
Payroll taxes and social security	164	155
Accrued expenditure	9,659	8,940
Lease liabilities	127	206

	16,058	12,676
Total liabilities	16,270	12,924

Total equity and liabilities	20,070	27,811

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2024	2023
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(13,833)	(13,281)
Adjustments for:
Income tax credit	(2,577)	(1,679)
Amortization and depreciation	272	288
Movement in provisions	—	(1,109)
Finance income	(211)	(465)
Interest expense on lease liabilities	10	16
Share-based payments	1,292	2,195
Net foreign exchange (gains) losses	(112)	1,285

	(15,159)	(12,750)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	625	1,288
Increase (decrease) in trade payables	2,734	(124)
Increase (decrease) in payroll taxes, social security and accrued expenditure	725	(4,598)

Movements in working capital	4,084	(3,434)

Cash used in operations	(11,075)	(16,184)

Net income tax received (paid)	4,015	(2)

Net cash used in operating activities	(7,060)	(16,186)

Cash flows from investing activities
Interest received	218	482
Payments for property, plant and equipment	(3)	(5)
Payments for intangible assets	(176)	(291)

Net cash from investing activities	39	186

Cash flows from financing activities
Payments for lease liabilities	(127)	(84)
Proceeds from issue of share capital – exercise of share options	3	1
Proceeds from issue of share capital	1,492	11
Share issue expenses	(45)	(2)

Net cash from (used in) financing activities	1,323	(74)

Net decrease in cash and cash equivalents	(5,698)	(16,074)
Cash and cash equivalents at beginning of period	17,225	41,912

Effect of exchange rate changes on cash and cash equivalents	112	(1,194)

Cash and cash equivalents at end of period	11,639	24,644

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com